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                                                                    Exhibit 12.1


               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         (in thousands, except ratio)




                                                      Fiscal Year Ended September 30
                                       ------------------------------------------------------------------
                                          1995          1996          1997          1998          1999
                                       ----------    ----------    ----------    ----------    ----------

Fixed charges:
    Interest expense                            2              2            27            129          494
                                       ----------     ----------    ----------     ----------    ---------
Total fixed charges                          $  2         $    2       $    27       $    129     $    494


Earnings:
    Pre-tax net loss                         $ (9)           (26)       (5,288)       (16,762)     (50,936)
    Fixed charges per above                     2              2            27            129          494
                                       ----------     ----------    ----------     ----------   ----------
    Total earnings (loss)
    before fixed charges                       (7)           (24)       (5,261)       (16,633)     (50,442)

Ratio of earnings
to fixed charges                             (3.5)         (12.0)       (195.0)        (128.9)      (102.1)
                                       ==========    ===========    ==========     ==========   ==========

Deficiency of earnings
available to cover fixed charges             $ (9)        $  (26)      $(5,288)      $(16,762)    $(50,936)
                                       ==========    ===========    ==========     ==========   ==========